

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

15 August 2003



03029721

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

SUPPL

03 SEP -3 AM 7:21

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

PROCESSED
SEP 04 2003
THOMSON FINANCIAL



Monica Poh (Ms)
Senior Legal Counsel

Encs.

/Announcement/Submission to SEC/MP/at

SEC File No: 82-3622

MASNET No. 8 OF 14.08.2003
Announcement No. 8

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - Wi-Fi access at more than 2, 000 locations in 14 countries for SingTel customers

Attached is a news release made by Singapore Telecommunications Limited on the above.



NR14Aug03.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 14/08/2003 to the SGX



News Release

Wi-Fi access at more than 2,000 locations in 14 countries for SingTel customers

Singapore, 14 August 2003 – Singapore Telecommunications Limited (SingTel) today announced that its SingNet customers will enjoy immediate Wi-Fi (wireless LAN) access at more than 2,000 locations in 14 countries[1] through its partnership with leading global roaming carrier, GRIC Communications, Inc. The arrangement will be extended to SingTel mobile customers in late September this year.

SingTel customers will be able to access GRIC's Wi-Fi service in places such as international airports, hotels and convention centres when they roam overseas.

As part of the partnership, SingTel will also open its 200 over wireless surf zones in Singapore to the GRIC TierOne Network™, which comprises more than 300 international top-tier service providers.

Mr Hui Weng Cheong, SingTel's Vice President (Consumer Products), said: "Global roaming carriers such as GRIC are established names with business travellers worldwide. By working with GRIC, we gained an immediate worldwide Wi-Fi presence, while saving on the costs and time required to build and maintain a global network ourselves.

"We now offer immediate and extensive Wi-Fi connectivity and roaming coverage to our customers worldwide. Global business travellers can enjoy the benefits of SingTel's *Outdoor Wireless Surf* service while SingTel customers will have a large number of wireless access points across borders."

Mr Bharat Dave, GRIC's President and CEO, said: "SingTel has long been one of GRIC's most important partners. It has played a vital role in helping GRIC build the world's premier virtual network. By rolling Wi-Fi out to its existing customers and providing GRIC with important access locations in Singapore, SingTel continues its tradition of providing its customers with the highest quality service and broadest coverage available."

About SingTel

SingTel is Asia's leading communications company with operations and investments in more than 20 countries and territories around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

[1] Including Australia, France, Hong Kong, Japan, Korea, New Zealand, Philippines, Taiwan, United Kingdom and United States.


SingTel

Operating out of two major centres, Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the SingTel Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

In Singapore, SingTel has had more than 120 years of operating experience and has played an integral part in the development of the city as a major communications hub in the region. In Australia, Optus serves more than six million customers. It has driven the competition as the challenger brand and led the way in technological innovations and breakthroughs.

The Group's other major investments in the region include Advanced Info Service of Thailand, the Bharti Telecom Group of India, Globe Telecom of the Philippines and Telkomsel of Indonesia. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving more than 37 million customers in six markets.

SingTel has been recognised Best Asian Telecom Carrier by industry publication, *TelecomAsia,* for six consecutive years since 1998. The Group employs more than 19,000 people around the world and had a turnover of S$10.26 billion (US$5.80 billion) for the year ended 31 March 2003. More information can be found @ www.singtel.com and www.optus.com.au.

SEC File No: 82-3622

MASNET No. 12 OF 13.08.2003
Announcement No. 12

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingTel and China Telecom to jointly offer full suite of end-to-end data services to and from China

Attached is a news release made by Singapore Telecommunications Limited on the above.



NR13Aug03.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 13/08/2003 to the SGX

SEC File No: 82-3622



News Release

SingTel and China Telecom to jointly offer full suite of end-to-end data services to and from China

One point of contact for connectivity to any destination in mainland China

Singapore, 13 August 2003 – Singapore Telecommunications Limited (SingTel), the leading telecommunications company in Asia, has secured a landmark business agreement with China Telecom, the incumbent telecommunications service provider in China, to offer high quality intra-corporate communications services between China and the rest of the world, most significantly the major business cities like Hong Kong, London, New York, Seoul, Singapore, Sydney, Taipei and Tokyo.

SingTel is one of the first foreign carriers to establish a business agreement with China Telecom to offer business customers a one-stop service for all their data communications needs to any destination in China.

The services which include International Frame Relay, Asynchronous Transfer Mode (ATM) and Internet Protocol Virtual Private Network (IP-VPN) will be delivered via SingTel's globally managed network called *ConnectPlus* and China Telecom's domestic infrastructure. Targeted at multinationals and business users who have operations in China, these services provide users with proactive monitoring and a single point of contact for ordering and billing.

Customers can order the data services through the 31 SingTel Global Offices around the world or China Telecom in China. Both parties will provide end-to-end service including co-ordination with third party telecommunications service providers, network planning and design, full technical support and providing a single bill.

"We are pleased to be among the first foreign carriers to conclude this data service agreement with China Telecom," said Mr Thomas Yeo, SingTel's Vice President of Corporate Business Marketing. "Customers seeking to establish intra-corporate communications networks to and from China no longer have to deal with multiple parties. Our agreement with China Telecom enables us to provide them with a hassle-free service to any destination in China and an assurance that the quality of their data networks will be high-quality, robust and consistent."

SingTel's *ConnectPlus* network covers 25 cities in 18 countries and territories around the world. SingTel and China Telecom will appoint, train and assign experienced personnel on the ground to provide helpdesk and technical support.

This tie-up with China Telecom marks another important milestone for SingTel in its development of telecommunications services with China. In July 1999, SingTel and China Telecom jointly established a Voice-over-Internet-Protocol (VoIP) link to support international voice services between Singapore and China.


SingTel

About SingTel

SingTel is Asia's leading communications company with operations and investments in more than 20 countries and territories around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

Operating out of two major centres, Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the SingTel Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

In Singapore, SingTel has had more than 120 years of operating experience and has played an integral part in the development of the city as a major communications hub in the region. In Australia, Optus serves more than six million customers. It has driven the competition as the challenger brand and led the way in technological innovations and breakthroughs.

The Group's other major investments in the region include Advanced Info Service of Thailand, the Bharti Telecom Group of India, Globe Telecom of the Philippines and Telkomsel of Indonesia. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving more than 37 million customers in six markets.

SingTel has been recognised Best Asian Telecom Carrier by industry publication, *TelecomAsia,* for six consecutive years since 1998. The Group employs more than 19,000 people around the world and had a turnover of S$10.26 billion (US$5.80 billion) for the year ended 31 March 2003. More information can be found @ www.singtel.com and www.optus.com.au.

About China Telecom

China Telecommunications Corporation (China Telecom) was established in May 2002 in accordance with the structural reform scheme drawn by the State Council. Subordinating to China Telecom, are 31 provincial subsidiary corporations. China Telecom and the 31 provincial (municipal and autonomous regional) enterprises are tied by capital, networks and services. China Telecom's registered capital is 158 billion yuan (RMB).

Owning nationwide backbone telecommunications networks, China Telecom operates a wide range of telecommunications services. These include domestic and international fixed-line network infrastructure such as local wireless loop and voice, data, image, multimedia and information services. China Telecom is also operates the related telecommunications and information services such as system integration, technological R&D, technical service/advice, information consultation, advertising and publishing, equipment production, sales, import and export, project design and implementation. China Telecom can operate other services required by the market but this is subject to approval or permission by the state. The new China Telecommunications Corporation still enjoys the commercial reputation of "China Telecom" and its intangible assets.

In 2002, China Telecom restructured the telecommunications services and the capital composition of its Shanghai Municipal Corporation and Jiangsu, Zhejiang and Guangdong Provincial Corporations and on 10 September 2002 established China Telecom Corporation Limited. On 14 and 15 November 2002, the corporation successfully completed its initial public offering (IPO) at New York and Hong Kong stock exchanges.


SingTel

In 2002 and 2003, China Telecom was selected by Fortune as one of the "World's Most Admired Companies". In 2003 *TelecomAsia* Awards done by Asian's authoritative professional magazine *TelecomAsia* in June 2003, China Telecom was awarded the title "Best Emerging Markets Carrier in Asia" by *TelecomAsia*, one of Asia's most authoritative industry magazine.

About SingTel *ConnectPlus*

SingTel *ConnectPlus* is a single source of managed network solutions for businesses based in Asia Pacific ands beyond. It provides the convenience of network management and responsive support. A single order from SingTel is what it takes for a complete network. Business customers are relieved of co-ordination between different countries and multiple parties, hence more time to focus on their core business. The SingTel *ConnectPlus* complete suite of business solutions includes international leased circuits, frame relay, Internet Protocol, ATM and corporate voice services.

SEC File No: 82-3622

MASNET No. 6 OF 11.08.2003
Announcement No. 6

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT
- DEUTSCHE TELEKOM OFFER TO SELL GLOBE SHARES EXPIRES

Further to Singapore Telecommunications Limited's ("SingTel") announcement dated 27 June 2003, SingTel wishes to announce that the offer by DeTeAsia Holding GmbH ("DT"), a wholly owned subsidary of Deutsche Telekom AG, to sell DT's entire 24.8% stake in Globe Telecom, Inc. to Singapore Telecom International Pte Ltd, a wholly-owned subsidiary of SingTel, and Ayala Corporation has expired with no agreement reached by the parties.

By Order of the Board

Chan Su Shan
Company Secretary

Dated: 11 August 2003

Submitted by Chan Su Shan (Ms), Company Secretary on 11/08/2003 to the SGX